Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

Conference Call Transcript

On July 27, 2011, Ecolab Inc. (“Ecolab”) hosted a conference call to review earnings for the second quarter ended June 30, 2011 and future guidance.  Below is a transcript of the conference call:

Operator:

Welcome to the Ecolab Second Quarter 2011 Earnings Release Conference Call. At this time, all participants are in listen only mode. After the presentation, we will conduct a question and answer session. To ask a question at that time press star one. This call is being recorded, if you have any objections, you may disconnect at this time. And now I would like to turn the call over to Mr. Michael Monahan, Senior Vice President External Relations. Sir, you may begin.

Michael:

Thank you. Hello, everyone, and welcome to Ecolab Second Quarter Conference Call. With me today are Doug Baker, Ecolab’s Chairman, President and CEO, and Steve Fritzie, Ecolab’s Chief Financial Officer. A copy of our earnings release and the company’s slides referencing this teleconference are available on Ecolab’s website at Ecolab.com/investor.

Please take a moment to read the cautionary statements on slides two and three stating that this teleconference and the slides include estimates of the future performance. These are forward-looking statements and actual results could differ materially from those projected. Factors that could cause results to differ are described in the section of our most recent form 10-K under item 1A Risk Factors in our second quarter earnings release, and in our recent Nalco merger agreement and on slide two. We also refer you to slide three, which describes additional merger information and where to find it, as well as participants in this merger. This conference call does not constitute an offer to sell or the solicitation of an offer to buy any securities. We also refer you to the supplemented diluted earnings per share information that is also in the release.

Starting with slide four, we delivered an accelerated sales and profit gain in the second quarter. We leveraged the improved sales volume and pricing growth, along with strong acquisition performances to offset the significant run up in delivered product costs and product a double-digit increase in our adjusted earnings per share. Our actions to transform our Europe business to a higher growth and more profitable geography are going well, and we remain confident in their prospects for substantial margin improvement. Looking ahead, we expect to continue outperforming our generally improving market and show continued strong quarterly earnings gains in the second half as better sales growth, pricing, innovation, and marginal leverage work to deliver double-digit adjusted EPS growth once again in 2011. Reflecting this robust outlook, we raised our forecasted adjusted earnings for the full year from $2.52 to $2.56 per share, excluding the impact of our recently announced merger agreement with Nalco. Further, we believe these improving business trends, along with accelerating benefits from our Europe transformation and the additional growth opportunities from the Nalco merger will lead to better EPS growth for Ecolab in the years ahead.

Moving to some highlights from the quarter as shown on slide five and discussed in our press release, reported second quarter earnings per share declined 2 percent to 53 cents. On an adjusted basis, excluding special gains and charges and discrete tax items from both years, second quarter 2011 earnings per share increased 14 percent to 64 cents, which was at the top end of our forecasted range. The adjusted earnings per share growth was driven by better volume and pricing, from new products and new account gains, along with a strong performance from acquisitions, which more than offset higher delivered product and other costs. We enjoyed strong sales growth in our U.S. cleaning and sanitizing, Asia Pacific, and Latin America operations. In the U.S., we benefited from improved momentum across the board, including our food and beverage, KAY, institutional and GCS divisions. We continue to be aggressive, focusing on accelerating our top line growth as we emphasize our innovative product and service strengths to help drive increased market share in our core businesses and deliver new account acquisitions among our national, regional, and independent prospects. We are implementing appropriate price increases to help us set higher delivered product costs. We remain focused on expanding our margins, emphasizing productivity and efficiency improvements to help increase profitability. We are underway with our actions to improve growth and profitability in our Europe business. While still early in our process, we are seeing good initial results, and we continue to expect strong margin improvement for the full year 2011 and more significant progress over the next several years. And we are also making significant investments in key growth businesses and acquisitions to build future growth. This includes last week’s announcement of our merger agreement with Nalco, which we believe with bolster our opportunity set for customers and position us as the leader in additional high growth markets that leverage our mutual core strengths in product technology and sales and service execution. Looking ahead, we expect continued strong adjusted quarterly earnings growth through 2011 as pricing, innovation and efficient improvements, along with favorable currency trends offset the impacts of higher delivered product costs and as our restructuring efforts accelerate. We look for a third quarter adjusted EPS to be in the 73 to 75 cent range, compared with adjusted EPS of 66 cents in the third quarter 2010. We raised our full year forecast and now look for 2011 adjusted EPS to be in the range of $2.52 to $2.56 per share, showing a 13 to 15 percent gain over last year, excluding the perspective impact from Nalco, which is expected to close in the fourth quarter. That EPS gain would represent the ninth year in the last ten of adjusted double-digit EPS growth. In summary, we expect 2011 to reflect a strengthening performance by Ecolab as we show strong earnings gains to once again deliver attractive growth in shareholder returns and set the stage for improved results in the years ahead. Ecolab’s reported consolidated sales for the second quarter increased 12 percent. Looking at the components, volume and mix increased 4 percent, pricing rose 1 percent, acquisitions were 3 percent, and currency increased sales by 3 percent.

Slide six includes sales growth by segment and division. Sales for the U.S. cleaning and sanitizing operations rose 9 percent, adjusted for acquisitions, sales increased 6 percent. Institutional sales improved in the second quarter growing 4 percent. Sales initiatives targeting new accounts in effective product and service programs continue to lead our results. Our markets were mixed with further expansion and lodging and softer food service foot traffic. We are introducing more new products that deliver improved value or to reduce labor, water, and energy costs for customers in our wear washing, laundry, and housekeeping markets, as we continue driving our growth in industry leadership. We showed a number of these at the National Restaurant Show in May, and are confident these solutions with have a number of benefits for our customers and business results. These new products include Solid Power XL, our new concentrated wear washing product that provides 50 percent more cleaning power per capsule, as well as the Cleaning Caddy, which won an industry innovation award and provides customers with the ability to more frequently clean their restrooms with less down time, thereby saving money and improving guest and employee satisfaction. We’re also making additional investments in our sales and service force and leveraging additional marketing initiatives to drive sales growth. We expect these growth initiatives, as well as additional pricing, to help offset raw material inflation and deliver improving institutional sales gains over the balance of the year.

KAY’s second quarter sales were up 7 percent, led by strong new account growth from food retail. We expect continued good new account growth in food retail, along with better quick service sales in KAY’s third quarter. Reported sales for textile care increased 70 percent, adjusted for an acquisition; sales were up a solid 9 percent. Good customer gains momentum from new product launches, and additional sales within existing customers more than offset soft but improving industry conditions. We expect to have further graduate improvement in textile industry conditions when combined with our strengthened textile care business will yield good sales growth again in the third quarter.

Healthcare sales increased 27 percent. Excluding the acquisition of OR Solutions, sales were flat as we compared against a large, one-time government order in the prior year and the transfer of sales to Ecolab International segment. Adjusting for these items, U.S. Healthcare division items increased 5 percent. Equipment and patient drapes and hygiene and instrument processing led the sales gain. We continue to be pleased with the acquisition of OR Solutions. It is performing well. We also continue to see new account gains from our OptiPro instrument reprocessing line for Central Sterile, and further progress in our Encompass environmental hygiene line for patient room hygiene. Looking ahead, third quarter sales are expected to show continued good organic and strong reported sales gains. Food and beverage sales grew 10 percent, led by strong water management sales. Sales increased in most segments led by corporate account wins, pricing and product penetration. Food and beverage will continue to focus on new account acquisition, pricing, and new product sales, and it’s expected to show strong growth in the third quarter.

Vehicle care sales increased 3 percent; the division continues focusing on new products and accounts. Vehicle care, once again, outperformed its markets offsetting mixed end market conditions with good growth led by in bay and auto dealership volume. We look for our vehicle care to continue showing year over year sales growth in the third quarter. Sales for U.S. other services rose 1 percent in the second quarter, thus elimination sales were flat as gains in food processing, healthcare and food retail were offset by slow conditions in other major end markets. We continue to develop new product and program solutions to better meet our customer needs and differentiate our offerings. Recent new program launches like Guardian Plus for full service restaurants and bed bug treatments in non-hospitality markets, such as long term care, retail and restaurants, are showing good results. We expect our new products and programs, along with aggressive selling, to help offset the software markets and yield sales improvements in the second half of the year.

GCS sales increased 7 percent in the quarter. Once again, profitability improved over last year. New account wins and appropriate pricing helped to drive the sales gains. We remain focused on developing chain account relationships and driving sales through their regional and franchised organizations. We expect GCS to show continued sales growth and improved profitability in the third quarter. Measuring fixed currencies, international sales increased 7 percent, adjusted for acquisitions, sales increased 5 percent. Europe, Middle East, and Africa sales rose 3 percent in the second quarter at fixed currency rates. Europe’s institutional second quarter sales increased modestly adjusted for divestitures. New business gains among regional and local customers leveraged new products that offer customers superior results, cost savings and better efficiency to deliver the increase. Food and beverage sales rose nicely over last year, reflecting market share gains. Food and beverage continues to focus on corporate accounts, emphasizing the cost savings benefits of our innovative products. Textile care sales declined modestly in the continued weak market and Europe healthcare sales showed a solid increase as gains in pharmaceutical and infection prevention led the growth.            Europe reported a solid increase benefiting from operational improvements as well as seasonal shifts that will be partially offset in the second half. Our work to improve operating efficiency in our Europe operations is well underway and showing good progress. We nearly finished with the right sizing of our European headquarters. We have implemented logistics improvements in France. We opened our shared services center in East Europe, and the first transfer of work is completed. In addition, discussions with the works councils have been successfully concluded. We are still early in the process with more actions to be taken as we work to realize the approximately 100 basis point margin improvement in 2011 from transformation activities and double that in each of the next two years. Looking ahead, we expect Europe’s third quarter fixed currency sales to show continued modest growth. We are seeing the expected margin improvement from our transformation work, though it will be offset by higher delivered product costs and higher variable compensation in the third quarter. However, we expect the fourth quarter profits will be markedly better.

Asia Pacific sales grew 16 percent in fixed currencies. Adjusted for acquisitions, sales grew 5 percent. We estimate the effects of the earthquake in Japan reduced that second quarter sales gain by about three percentage points. Institutional sales adjusted for the Clean Tech acquisition and the impact of the Japan earthquake were strong. Food and beverage sales also showed strong organic growth. But the beverage and brewing sectors continued their increase, benefiting from improved product penetration and account gains. Looking ahead, Asia Pacific expects continued good sales growth in the third quarter, though there will be, perhaps, one percentage point of negative impact on Asia Pacific’s third quarter growth from the earthquake in Japan.

Second quarter sales for Ecolab’s Canadian operations increased 7 percent in fixed currency rates. Strong growth in the core businesses drove the strong results. Latin America reported a strong sales gain rising 14 percent in fixed currencies, as all divisions in their region grew double digits. Institutional growth was driven by new accounts, increased product penetration, and continued success with global and regional accounts. Food and beverage sales reflected good demand in the beverage and brewing markets, as well as the benefits of new accounts. And pest elimination sales showed a double digit gain. Overall, we expect attractive growth trends to continue in Latin America, and they should yield a solid gain in the third quarter.

Turning to margins on the income statement and slide seven of our presentation, second quarter gross margins decreased 140 basis points to 49.3 percent. The decrease primarily reflected the impact of higher delivered product costs, which more than offset the impact of volume and pricing gains. We expect that the second quarter will be the peak, in terms of year over year impact from the higher delivered product costs in North America, and in total, and that pricing and cost reduction actions that are underway will increasingly offset the cost impact in future quarters. We anticipate that the delivered product costs will peak in Europe in the third quarter. SG&A expenses represented 35.9 percent of sales, 130 basis points below last year. Leverage from the sales gains and acquisitions more than offset cost increases. Operating income for Ecolab’s U.S. cleaning and sanitizing segment rose 3 percent. Adjusted for acquisitions, U.S. cleaning and sanitizing operating income was off 4 percent, as higher delivered product costs more than offset pricing and volume gains in the quarter. Operating income for U.S. other services declined 15 percent as higher service delivery and other costs more than offset pricing, cost savings actions. International fixed currency operating income creased 26 percent versus last year, while margins expanded 130 basis points. Volume and pricing gains, along with improved efficiencies, more than offset higher delivered product costs. Corporate segments and tax rates are discussed in the press release. We repurchased 0.9 million shares during the second quarter. The net of this performance is that Ecolab’s reported second quarter diluted earnings per share of 53 cents compared to 54 cents reported a year ago. When adjusted for special gains and charges and discrete tax items in both years, adjusted earnings increased 14 percent, 64 cents, when compared with 56 cents earned a year ago.

Turning to slide eight, Ecolab’s balance sheet and cash flow remains strong. Total debt to total capital was 32 percent at June 30, compared with 34 percent reported a year ago. Our net debt was 27 percent.

As detailed in slide nine, we will continue to take aggressive actions in 2011 to drive growth our top and bottom lines, expanding our market share and customer penetration using differentiated new products and leveraging our investments in our key growth markets. We are using pricing and innovation to benefit margins, and along with favorable currency trends, expect to more than offset delivered product cost increases in the second half. Further, recent acquisitions will be a meaningful contributor to 2011 earnings growth. Europe’s work to transform itself into a higher growth and more profitable operation continues to go very well. And we continue to look for about 100 basis points of margin improvement from Europe in 2011, though higher raw material costs and higher variable comp will offset that progress in the third quarter. Despite this short term impact, we expected results from our actions to accelerate in the fourth quarter of 2011 and continue to increase significantly over the next several years. Looking at the third quarter 2011, we expect adjusted earnings per share, excluding special gains and charges and discrete tax items to be in the 73 to 75 cent range, compared with the adjusted earnings per share of 66 cents earned a year ago. We raised both the top and bottom of our full year estimate by 3 cents and now look for full year 2011 earnings per share to increase 13 to 15 percent to the 252 to 256 range excluding the impact of our recently announced agreement to merge with Nalco. We expect the second half gains to be driven by improving sales volume, higher pricing, cost savings, acquisitions, and the actions we’re taking to improve your profits.

In summary, as noted on slide ten, we delivered at the top end of our forecast range in the second quarter while offsetting higher delivered product costs and while still investing in our future. We look for the third quarter to show continued growth and for 2011 to represent our ninth year of adjusted double digit EPS growth out of the last ten years, and we expect the investments and actions we are now taking will yield better sales and EPS growth in 2012 and ’13. We are very excited about the potential of merger with Nalco. Nalco’s position in large and high growth markets, its technology and sales and service leadership offer substantial compelling benefits for our customers and provides significant additional growth drivers for our business.

In response to questions we received following the announcement, we’re including some supplementary financial information in slides 11 and 12. I’ll turn the call over to Steve Fritzie to walk through these slides for you. Steve.

Steve:	Thanks, Mike. In response to questions from investors, we are providing a detailed view of the 2012 P&L, the pacing of cost synergies through 2014, appreciation and amortization changes due to purchase accounting, capital additions, as well as return on invested capital information and perspective. Remember, this is way before we would normally give guidance for the following year, so of course we have risk adjusted the information accordingly.

First, the 2012 P&L, slide 11, as we see it. To explain the chart, we’ve started with the median consensus forecast of each entity for next year in the first two columns. Remember, these are median. For example, if you took the high and low analyst sales forecast for next year for each of the two businesses and added them together, you’d get a range of about $800 million. Hopefully, that puts into perspective our adjustment column, which is merely our adjustment to the median view of 2012 for the combined business space. This is our view before synergies and other deal related P&L changes. You can see our view is for strong underlying business performance from both entities. Both businesses just increased 2011 guidance last week, yet the 2012 consensus for each is largely unchanged. Then we have synergies. We have started with a pretty conservative assumption here, we know it, integration planning will begin soon and we will be all over it for 2012. Finally, on this slide, there are other transaction impacts. First is expected accounting impacts on tangible and intangible assets. For tangible assets, while there will be a ride up in value, there will also be a reset on remaining useful lives, so as to reduce depreciation a net of $42 million. Then the impact of customer lists, technology, etc, should increase amortization form Nalco’s current amortization rate and it will add $211 million to it, thus the net of $169 million between amortization and depreciation. These numbers are educated in the sense that we have used outside valuation resources to get a preliminary view, but of course they are not final. Interest expense is our view of the financing costs based on expected structure and current interest rates with some cushion. Tax is simply the reduced taxes due to the additional expense. Finally, the increase in shares, so that’s the walk through of the 2012 P&L getting to $3.

The page provides some important information on depreciation and amortization expense and capital additions for cash flow modeling, and our views on synergy pacing, tax rate, and importantly, returns. I think those speak for themselves, but I want to give some perspective on ROIC. We expect our ROIC, including the impacts of purchase accounting, to be 10 percent next year, growing about 400 basis points over the following three years. So we expect a strong improvement, and this is very consistent with our history. For perspective, in year 2000, Ecolab’s ROIC was 18.3 percent. In 2002, the first year after we acquired the other half of the European joint venture, it dropped to 13.6. It then continued to grow and increased to 18.9 in 2007 before we did some healthcare and food and beverage acquisitions, which dropped it back to 16.3 in 2008. And by 2010, just a couple of years later, it was at 20.5. So we have a strong history of focus on improving returns, which can be accomplished when you operate with a highly recurring strong cash flow business. And you can see the strong cash EPS of the combined businesses up about 60 cents or 20 percent from Ecolab alone next year, so you can see that strong cash flow.

So that concludes my financial remarks providing more transparency into what I view as a transaction that brings a lot of opportunity and is very attractive from a financial perspective. Now I’ll turn it over to Doug Baker.

Doug:

Good afternoon. Look, I want to offer perspective on two key points, one is our business, business performance in the second quarter, and then also our outlook for the year, and then on the planned merger with Nalco. So first our business. I characterize our second quarter as a very good quarter. And we don’t use the works very good around here easily. I would say if you take a look at our sales and you exclude FX, foreign exchange, and acquisitions, we grew at plus 5 percent and so we’re really closing in our 6 to 8 percent historic target much faster than we had predicted. Last fall, we predicted that we’d start reaching, if you will, the 6 percent mark by year end, so clearly, we’re on a pace to do that in a much shorter time period. The sales acceleration is really driven by our own efforts. We’ve got great innovation, it’s working, being accepted by customers, our team is doing a great job driving it, we also, in part because of innovation, have great new business activity, we’ve had very strong results, and we’re very pleased with what we’re doing in the market, in terms of capturing new customers and driving new sales. New growth initiatives are working. We had strong healthcare, strong emerging markets, strong WEW results, water, energy and waste results in this quarter. And I would say the sales acceleration and the strong new growth initiatives are very important because the market still is quite slow, as we projected. So really, market turnaround would be in front of us, it certainly isn’t behind us, at this point.

If we turn to Europe, Europe, we saw improving growth on the top, albeit still slow, 2 to 3 percent range, good margin expansion, 130 basis points year on year for the quarter, and we’re on track for the year to hit our target, in spite of really unplanned and significant raw material increases that are affecting all of our regions, but also Europe. And we also way to say that we expect a little lumpy story in the second half, in Q3, we’ll have raw materials peaking in Europe, and we also have a year on year bonus comparison, which frankly turns favorable in Q4 and is a little bit of a problem in Q3, so we expect strong results in Europe margins in the second half, but it’s going to be lumpy, much, much really strong in Q4, not as strong in Q3. We want to make sure that’s clear. Margins overall, they are gaining traction. We’ve got pricing coming on, the raw price delta declines as year progresses, not because we expect our raw material prices to decrease this year, but simply because the base gets easier. Last year, you had raw material inflation in the second half versus the first half, so if you will, what we have to overcome in terms of year on year comps becomes easier in the second half. The second quarter globally or in total for the business, was our toughest comp period for raw material or for margin compression, so that’s behind us, and we know with pricing and frankly easier comps, our margin story is going to get stronger, which is important because this is going to leave us in a very good position with very strong momentum leaving the year and moving into 2012. So as a result of our sales acceleration margin recovery, we raised our forecast for the year and it now stands on an EPS basis of a 13 to 15 percent increase versus last year. So we expect to have another very, very solid year this year and are excited about what’s going on in our business.

So now let me turn to the merger, planned merger with Nalco. Let me start with the logic. So we’ve talked to a lot of people about this. At the end of the day, we’re excited about this merger because it makes us a bigger, faster and better growth company. It equips us to grow our existing portfolio in a much better way long term. Currently, if you look at our current customer set at Ecolab, over 50 percent of them buy water processing management sustainability services, not always from Nalco, but from a provider of those services. It is an existing revenue stream in those markets. Our customer needs in this area are growing. Water, while everybody talks about the secular trends, is become a real issue, particularly in our industrial set, but also in hotels and hospitals, in terms of their need for competency, help, assuring quality water, handling affluent in the water and handling the captive water in their environment. For us long term it was very clear that strategically we were going to need enhanced water competency to thrive going forward. It wasn’t urgent, but it was very important and we knew it was something we were going to need to do to make sure that we continued to thrive long term. This combination opens up great innovation opportunities for us to meet our customer needs as we work to couple this and package deals in a way that we can do uniquely given the combination of our businesses. It also will bring core innovation that we can leverage back in our traditional businesses, too. Second, we bought a great company. Nalco has the best market position, number one, best technology, best           , they are the clear leaders in this business and this industry, and buying the leader is really going to put is in a very advantageous position. We also believe that we will enhance Nalco’s ability to compete going forward. Number one, we believe they say they have been somewhat hindered from moving as fast as they want because of their cash or their debt position. That gets cleared up. We add significant management bandwidth. Why? Because we’re taking their talented team, coupling it with our talented team, and we know there’s overlap that goes away, we will have additional capabilities and we run identical models, which means we can add value right away. There’s great technology overlap and there are tremendous CTC, circle the customer opportunities. We estimate that there will be half a billion dollars in CTC sales over the first five years, which equates to about a point of additional sales in each of those years, and it’s really because there is over a billion dollar opportunity F&B, there’s also great opportunity in textile care, hotels, healthcare, etc. There is significant opportunity to get after. Ultimately, the combination opens up a broader list of M&A bolt on and technology play opportunities for us that we expect to live at the top end of our traditional organic range, call it 8 percent plus moving forward, which means we will grow, and that is within M&A because when you start adding in M&A, we really believe we’ve got a very, very strong top line growth story as a result of this combination. Net, we’ve got a faster growth portfolio chasing $100 billion opportunity.

The fit of these businesses is excellent. They fit together very naturally. We have very similar cultures, service and growth mindsets, we have very similar technologies, and most importantly, we have nearly a mirror image, in terms of the business model we deploy in our markets, taking technology and field service, coupled at end units to deliver outsized value to customers, and we trade for product premiums, but deliver enhanced value through energy, water and other savings. That is exactly the model we deploy, that is the model they deploy. So we understand how this business works, and are quite confident we can add value, given our long history in running these types of models. This combination creates real cost synergy. We have conservatively estimated these to be $150 million a run rate basis. We project that we will be at full $150 million run rate at the end of year two, which means at the end of 2013. There is significant corporate and G&A overlap, there are purchasing synergies and supply chain. We see zero synergies coming from R&D and field sales and service. This is principally about growth, but there are great cost synergies, and we plan to get after them quite aggressively. On top of the costs there is also interest and tax saving synergies as well. Net, the subtotal of the cost synergies more than exceed in value the premium we paid for this business and handily covers it, which brings me to the deal valuation. We paid a real premium on this business, but we did an excellent deal for our shareholders. We spent a lot of time on due diligence, and we’re confident that their business is accelerating, that their margins are on track to improve because they’re getting pricing. They’ve recently made, we think, very smart but P&L punishing investments in expanding R&D significantly, which we think they did the right thing, on adding 500 net sales people, 900 specifically in the emerging markets, so their P&L base is quite solid. It is fully invested, and we have not, I don’t think, seen all the benefits of these investments because they don’t appear immediately. We believe they are poised for strong performance, and the combination of these businesses only enhances their opportunities going forward. The deal, as a result of the cost synergies alone, is accretive. In 2012, we talked about a dime, nearly 8 cents of that is coming from the cost savings, 24 cents will come from the cost savings in 2013, and 34 cents in 2014. So you can see just from the cost savings, this does not include growth, it doesn’t include growth synergies.

The cost savings alone drive significant accretion as we go through this.

Last point, enterprise valuation. Ecolab has earned a premium over the years because one, the market understands our near and long term growth story and buys into it, and two, the market understands our model and rewards us for our transparency, predictability and consistency. We believe firmly in our ability to continue to deliver on both of these fronts going forward. Our growth story, we believe, has only been enhanced as a result of this combination. We chased a bigger opportunity, there are clear CTC opportunities. The portfolio, we think, is naturally a faster growth portfolio, which is why we are talking about 8 percent plus organic growth going forward. Our consistency is also an area we believe we can drive great improvements in their business and in total. Our consistency is driven by steps we take, it is not naturally occurring, not like gravity in our business, we do a number of things which drive this over time, which we also believe can be successfully applied to their business, how we procure, how we reward and compensate people, how we incent customers, all are designed to reduce not accentuate cyclicality. Most importantly, how we manage. We know the details of our business, we get into them monthly, we understand the issues early, we develop excellent forecast capabilities, we demand it of our general managers, all this allows us to start predicting and driving consistency in our business, and all of the above are going to enhance our ability to do the same with them. And we are quite confident we will end up with a business which is predictable and ultimately consistent. In the end, we know that the only thing that really determines value in any enterprise is how successfully one executes against smart strategies. And this is exactly the case here, and we like this deal. We think it’s strategically perfect for us, it is a very natural fit, it’s ripe with opportunity, and so our commitment is to realize the value for our shareholders, which are very confident we can do, and we will do it predictably and consistently, and we will ultimately drive, we think, a very successful enterprise that will show value for customers, for our employees, and for shareholders. So with that, let me turn it to Mike.

Michael:

Thanks, Doug. Some final notes before Q&A. AS mentioned on the last call, we plan to hold our biannual investor meeting on September 8 in St. Paul. If you have an interest in attending or you have any questions about it, please contact me or Nicole in my office. With that, operator, will you please begin the Q&A period.

Operator:

Yes sir. As a reminder, if you would like to join the question and answer queue, please press star one. Our first question today comes from Nate Brockman will William Blair and Company. Your line is open.

Q:

Good afternoon, everyone. I wanted to talk a little bit, Doug, I think you said, obviously, going into the fourth quarter you see some of the headwinds of the third quarter dissipating between the comp and the raw material prices. I’m just wondering if you could elaborate a little bit on that, in terms of what you see in terms of the strength of the top line going into the end of the year, as well as your confidence in those headwinds abating.

Answer:

Yeah, so Nate, when I was talking about specifically the comp and the raw material comp challenge in Q3, that was Europe specifically. In total, I would say the margin story gets easier and better as we go forward, not ore difficult, with the exception of Europe. So we peaked globally in Q2, Europe peaked in Q3. It’s just what I call a quarter delay there, and you just have a very different story in Q4. In terms of organic ales growth, we expect continued acceleration in organic sales growth. So we are a little north of five here, we expect to be north of that in Q3 and at 6 percent rate in Q4.

Q:

Great, thanks for that color. And then also on Europe, I was wondering if we could dive into that just a little bit, and Mike, I think you said in your prepared comments that you have actually worked through all the work council issues at this point, I was wondering if you could just elaborate a little bit on that because that sounds like a pretty big turning point there.

Answer:

Yeah, not much more to say, Nate. We did them, we did them successfully, so we’re pleased to have that behind us and as we said, we’re on to the many of the projects we’ve got underway, so we’re starting to see some real traction there, so some good news.

Q:	And do you need growth in Europe on the top side to get to all your promised margin expansion or can you do that even if Europe stagnates?

Answer:

Yeah, I think what we’ve said still applies here. We don’t need dramatic growth there, but we’re growing in the 2 to 3 percent range right now, that growth is certainly sufficient to drive the type of margin performance we’ve talked about. Obviously, more growth is going to drive even better results, and our forecast suggests that that’s exactly what we’re going to see is continued slow growth, but growth going forward.

Q:	Great. Exciting stuff. I’ll turn it over. Thank you very much.

Operator:	Our next question comes from Mike Harrison with First Analysis, your line is open.

Q:	Hi, good afternoon.

Answer:	Good afternoon, Mike.

Q:

The European business typically sees a seasonally strong quarter in Q3, I guess my first question is do you expect that seasonal strength given the economic environment there? Or do you have some concerns about what’s typically a stronger quarter?

Answer:

No, Mike, Doug, we’ll still see a stronger Q3, you’re right, seasonally, it’s a peak quarter in Europe, we still expect that. We expect to have modest top line growth versus last year in the quarter, and it will be our strongest margin quarter, the margin comment we were talking about is really just year on year delta.

Q:	So I guess that kind of answers my second question then, which is would you expect to see the seasonal strength more than offset the raw material pressure on margins.

Answer:

No, not completely. And it’s really just, it is the roughest comp period that we have, and it’s a combination of margin and variable pay, we had, frankly, mostly in the base, it was a challenge last year. But it will be our strongest quarter for the year; it almost always is on margin, because it’s the strongest sales quarter, so the comments are year on year, not quarter on quarter.

Q:

Got it. And then I was hoping you could also maybe give us some metrics on new account growth year over year, maybe, I guess, as a portion of the 4 percent volume growth number, and then if you could also give us some color on where you are in terms of leveraging circle the customer opportunities with those new accounts.

Answer:	Well, that would later. Mike, traditionally, we drive circle the customer opportunities in accounts that have been with us for a period of time. We haven’t had the practice around releasing exact new account data corporately. I would offer this, we, at the end of last year, talked to that 2010 was one of our strongest all time years in new account productivity, particularly in corporate accounts, and we are outpacing that right now handily.

Q:	All right, thanks very much.

Operator:	Our next question comes from Edward Yang with Oppenheimer, your line is open.

Q:	Hi, good afternoon. In pest volume growth was flat again and it’s been flat for a while, that’s historically been a very nice growth business for you. When do you think that will accelerate?

Answer:

Yeah, our pest business is clearly from a top line template, I’d say one of the few not bright spots in our quarter or year so far, and I guess that’s the nature of having 14 businesses, they’re not going to all be kicking . And our expectation on pest is this, we’re doing a lot of work within that business to, what I would say, enhance value, drive innovation and improve service quality performance. We’re making great traction on service quality at this point in time, we’re starting to drive innovation in some of the other, what I call, new programs, we expect this to be a sluggish year all year for pest as a result of the need to go drive these, but our goal is to start rekindling growth so that we leave the year with much more promising prospects for 2012.

Q:

And Doug, you touched, with regards to Nalco, some of the circle the customer opportunities and most of your existing customers already buy water treatment services, etc. I would think pest is kind of an also logical extension and makes sense from that standpoint as well. Where’s the, what do you think the penetration level of circle the customer with pest and your existing institutional business? And do you think the ramp up with regards to Nalco opportunities would be faster than that?

Answer:

Well, we’ve had a lot of success driving CTC over the years, so it’s been successfully deployed. I just happen to have gone through a pretty thorough review of pest yesterday, and so I’ll comment here. We think we’ve got very promising prospects in several of our key industries, and really going to do focused efforts. And so right now, we have a fairly consistent share across these industries, which is really a function of probably we need increased focus where we’ve got the best shot at winning long term, and that’s exactly what we’re going to do on pest. What do we estimate on customers? In institutional and many of our customers we won’t be on average about 25 percent to 30 percent penetrated with pest, so there’s upside there, clearly. We have other segments, which I’d rather not go name here right now, where we are going to focus on what I call extra efforts to go drive penetration, which we think we can get to upwards of 50 plus percent in some of those segments because of the need, because of the fit and because we’ve got the right programs to go drive that type of penetration right now. That            is going to evolve here over the next six to nine months.

Q:	And you think the Nalco CTC opportunities will be an easier or harder or equal sell?

Answer:

I think they’re going to be in many of the segments, the segments we’ve talked about, a much more natural fit right now. What is front of mind of many of our customers right now is how we integrate and manage water use in their facilities. You can go look at Coke’s commitment, Pepsi’s commitment, all our brewer customers’ commitment, food and beverage processing, protein, hotels are under huge issues on water usage and sustainability. This is like the top of mind. I’ve gotten letters from customers in all those industries post this announcement telling us how excited they are that we are going to be bringing these two things together because the fit is intuitive to those in those industries. Water, we are the number one consumer of water in many of these industries as part of our cleaning processes. And so being able, and when you clean, basically what you’re doing is treating water to create cleaning capabilities. That’s what cleaning is. And what we also have to understand is the ramifications on effluent(?) and on equipment and everything else and integrate these. Well, we’ve learned a great deal about this running the water business we have today, which is growing at a very fast rate. The problem is our scale. That business globally is $130 million. I mean and it’s just a little pebble in a big landscape. And what we really need is the footprint to go leverage. And so, huge issue for customers. It’s going to be a growing issue. This isn’t the secular kind of conversation that water’s going to be scarce in parts of the world. These are issues that our customers are facing day in day out now and need the technology now and we’ve got a great chance of driving significant share gains for our Nalco brothers once this merger is consummated.

Q:	Thank you for the help.

Operator:	Our next question comes from David Ridley Lane with Merrill Lynch, your line is open.

Q:	Sure. I’m just checking that the, did the Nalco acquisition change either the timing or the size of the European transformation benefits that you’ve talked about in the past?

Answer:

No. It hasn’t. What we’ve said is this, the only thing we’re going to do from an integration standpoint are moves that we think will accelerate and enhance the commitments we’ve already made. So we do not believe this is going to slow down nor impact negatively on what we’ve committed to which is 500-plus margin points by the end of year three or the end of ’13.

Q:

Okay. And maybe just following on to some earlier questions with a little bit different angle. Is the point of sale for the cleaning and sanitizing Ecolab products today the same as the water treatment Nalco type products among your food and beverage and other industrial clients?

Answer:

The answer is by and large yes in our industrial clients. It can be in healthcare. Healthcare has many, many points of purchase. Healthcare would probably be the one exception, but hospitality and F&B and textile would be the same points.

Q:

Okay. And then what’s been sort of the cross of success with the existing water treatment offering and I know it’s going to get a lot stronger with the Nalco acquisition, but just sort of wondering what’s been the success with the existing offering?

Answer:

It’s been highly successful. We had what, 40 percent growth in the quarter? It’s been driven by a number of outsize(?) successes in F&B. Honestly, we are            some fully leveraging the F&B opportunities. There’s a footprint. The F&B business in particular is our most global business. In that business you need a big large footprint if you’re going to go fully leverage the CTC capability and that is really true in water. So one of our great advantages in F&B is our capabilities around the world to meet our customer needs and to drive consistency and high standards. And that’s exactly what they’re looking for in water. But we have relationships in this business. And we have deeper penetration in this market than frankly almost any other person in any other industry and it’s those relationships and that penetration opportunities that we can start leveraging on behalf of Nalco.

Q:	All right. Thank you very much and thank you for the additional information on the acquisition, it’s very helpful. Thanks.

Operator:	Our next question comes from Dmitry Silversteyn with Longbow Research, your line is open.

Q:

Good afternoon guys and congratulations on another strong quarter. A couple of questions to kind of follow up on the Nalco integration. Part of your efforts in Europe has been integrating the ERP system, can you talk about the value proposition I think you bring to Nalco and I think Steve talked about it in his prepared remarks is, or maybe Doug did, I forget, is leveraging the systems and the information technology and the data gathering that you have developed for Ecolab onto Nalco’s business to I don’t want to say stabilize it but to make it a little bit more predictable if not less cyclical. Where does Nalco stand with their ERP systems, how fragmented it is or have they gone with a common ERP platform and how easy will it be to combine with yours and transfer your expertise onto their business?

Answer:

Yeah, I guess Demitry, I’ll answer it two ways, one, over three-quarters of their business is on an SAP platform, so they’re fairly well integrated and frankly a little farther along integrating SAP than we are from that standpoint, so that’s additive not subtractive. However, what I was talking about really wasn’t leveraging if you will IT systems, what it was was leveraging business processes in terms of how we buy goods, how we incent people, how we structure contracts with customers in terms of pricing, but also in terms of incentives for growth and how you structure those in over what periods of time because what we don’t like are things in our business which accentuate cyclicality or are pro-cyclical by nature. We try to reduce those because it makes it harder to manage the business and predict the business and so there’s a lot of steps that we’ve taken over the years that are not yet deployed in the Nalco business, and their business model is very similar to ours — 90 percent of their sales are consumables. They sell annuities like do. So their business and their pattern if you will, the EKG of their P&L when we went through five-year history and three-year forecast going forward as part of due diligence, look and feel just like ours as we go forward, but we know we can do some things to dampen it. And the number one thing is frankly just a, I would say over-zealous approach we take to making sure people know and understand their business down to little details. Our business is predictable if you know what’s going on day to day in your accounts with your teams, what are the counts, what are the metrics? And so we’ve learned this over many decades and we keep enhancing it and I would say since there’s only three other guys in the world who run a model like this — it would be Nalco, Betts(?), and Diversey(?), and all three of those have gone through all kinds of management changes in recent years and we’re the one with continuity in this and frankly have a much longer institutional history and knowledge base about how to run these models than anyone else. And we do believe that will bring advantages. Nalco believes that’s going to bring advantage and they’ve got a talented team, they just don’t have the same history. So, we believe that’s where it comes, not SAP.

Q:

Got it. Okay, that’s helpful. Secondly, and I appreciate the color, you’re — somebody noted that your pest elimination business has been stalling, but conversely your GCS business has been delivering good mid-single digit growth over the last three quarters, can you update us on what the profitability of that business is and what’s your outlook for the second half of the year is?

Answer:	Yeah, you know, the GCS is improving substantially I would say and when we start looking underneath, we like what’s going on. The quarter had a little bit of an outside watch(?) at 1.2, slightly better than last year, but what was driving it was we had to deploy a lot of overtime because we really had a lot of demand in that business and we are now expanding the sales and service team to make sure that we reduce overtime and we had a number of markets where that makes a lot of sense for us from a P&L. We expect the second half, I mean, dare I say, to be profitable in total. I don’t know if that will happen exactly in Q3, it will happen in total during the second half and we like what we see heading into next year.

Q:

Sounds good. And then finally, we’ve clearly seen the acceleration of margins in the international operations, not just in absolute, but also if you look at kind of the delta year over year, how much of that is just help from currency versus market growing a little bit faster versus the efforts in Europe?

Answer:

Yeah, I would say a lot of it, Europe is the dominate factor in our international sector, or segment, and so clearly Europe’s margin performance drives at that your point is it’s right AP&LA also had margin growth and what we’ve said is mostly that has been driven by volume. And it’s really volume overcoming because they got raw material pressure too by or just volume growth on top of a fixed infrastructure which is also what’s leverageable in the Nalco acquisition is really what drives margin expansion.

Q:	So were you helped out a lot by foreign exchange or was that kind of a small part of the improvement?

Answer:

No, the FX or excuse me, the margin discussion was — did not include FX benefits. So when you’re talking about our margin or we’re talking about margin grew internationally, it was — had no impact from FX.

Q:	Got it. Okay, thank you very much, that’s all the questions I had.

Operator:	Our next question comes from Gary Bisbee with Barclays, your line is open.

Q:

Hi, guys. Good afternoon. I guess the first question, can you review exactly what’s going on within the supplementary merger information on the interest expense line? So, it looks to me like the — what you’ve got going on is that you’re assuming you will refinance their existing debt, but maybe if you could break it down, what’s the 1.6 billion cash you’re paying, how are you going to finance that, is that the line of credit, what’s the rate likely to be? I think you said something about updating your revolver. And then, what is your expectation for refinancing your existing debt.

Answer:

So, this is clearly in motion, but we intend to put in place quickly some facilities, probably a upsized $1.5 billion multiyear revolver. We’ll probably also have a significant 364 day revolver. Structurally, we will term out a bunch of the debt and we’ll have it staged properly because part of this is, hey, simply this is a huge cash flow business, so we won’t be putting out a bunch of very, very long term data. It will be a good mixture based on cash flow and other considerations. But we’ve said that the overall interest rate, we expect is something around 3.5 percent.

Q:	Did that include refinancing their debt and the new debt you’re going to have to issue to pay the cash portion, that 3.5 percent?

Answer:	Yes. Although all of this is still to be finalized.

Q:

Okay. And then the follow up question, can you give us a sense how much easier the raw material comparison gets for the U.S. business in the third quarter versus the second and I guess what I’m getting at is it looks like the margin comp year to year is a little easier as well. So, would it be the right assumption that that business will return to year to year operating margin or segment margin expansion this quarter and next?

Answer:	Good piece of this is just simply the roll through of pricing that, so yes, the year over year raw base and at the same time the power of the increasing pricing amount comes through. It’s both.

Q:	And the margin being up is?

Answer:	Yeah, we’ve said the margins to be growing again, certainly in Q4. Lines cross sometime in Q3.

Q:	Okay, thank you.

Operator:	Our next question comes from Jeff Zekauskas with JP Morgan Chase, your line is open.

Q:	Thanks. How different is the compensation structure for the Nalco sales force versus Ecolab? Is it a large difference or a small difference? How do you see that?

Answer:

Yeah, I would say historically there wasn’t much difference and of course we all have different compensation programs in each of the countries due to custom, laws, etc. If you want to compare here, I would say we are still much more in a traditional program which is would call more variable pay(?). Ultimately, we believe that is a better way to compensate because it enables people who really push to take care of their customers and grow the business to make more money and we like that reward system. It also, as I mentioned, provides buffer against pro-cyclicality which I think when you get a fixed compensation structure, you end up with some of it.

Q:	Okay, thank you. And then …

Answer:

…we know how to change compensation systems and manage people through it. We do it all the time and we don’t do it quickly, we do it very thoughtfully. We usually do it with a long period of time where we’re running dual compensation systems so that they can take the best of and learn how to earn money on the new compensation system, so we don’t have any shocks in the system.

Q:

Okay. And then lastly, your healthcare revenues grew zero and I think Mike made some comments about that if you make various adjustments you get to something like 5 percent growth but I think the original expectation when you started on making your healthcare acquisitions is that the rate of growth would be maybe double that, you know, maybe somewhere closer to 10, so why is healthcare not grown as fast as one might have hoped, if that’s a correct characterization?

Answer:

Yeah and so the number you’re talking about obviously and so I agree the question just to be clear for everybody else excludes M&A, right? And it was the North American number, not a global number. I mean Europe had organic growth. What we were trying to give color on, I mean we would say when we go look at this, that business right now is growing mid to upper single digits on an organic basis, if you start weighting the two

quarters and that’s the expectation of           . To your point, when we initially got into this business, we thought that organic growth was going to be closer to double digit than it actually is. Certainly, there’s a number of factors which I probably don’t need to take you through that have occurred since we got into this business and we said here, one is huge changes in healthcare in terms of federal reform and other things, and I would also — which has dislocated some growth temporarily, but we see it coming back and we are growing organically much faster this year than we were last year and expect to continue to accelerate. And there’s economic pressures — unemployment rates and all the like, which means you’ve got fewer people in the system at least temporarily. We like this business a lot. We are making very good headway in this business. The acquisitions we’ve been making are beating fairly aggressive projections and are delivering even outsized return, so we like those businesses. And we think what we’re putting together in healthcare is in fact a very strong, long-term growth driver, both top line and bottom line, and I think healthcare in total for the quarter was up at around, not organically, total.

Q:	Okay. Thank you very much.

Answer:	27 percent I think. Yeah, it was nearly 30 percent.

Operator:	Our next question comes from John Mcnulty with Credit Suisse, your line is open.

Q:

Yeah, good afternoon. Just a couple of quick questions. I know in the last, I guess, 12 to 18 months, you’ve put some significant investment in the emerging markets and I realize it takes a little bit of time for those things to actually get some traction, so I guess I’m wondering have you already started to see that impact the growth in the margins yet or is that something that’s on the come?

Answer:

Yeah, I would say, what Brazil had — we made a bunch of growth investments in Brazil in strengthened management and added to corporate accounts team, everything else. Our Brazil business has been accelerating and really driven because they have taken a number of pieces of very important business there which is exactly what we wanted to do. That, I think in the quarter, Brazil was up 18 percent. We are still investing in that business. What we want to make sure we do is have the leadership position in Brazil. We think strategically it’s very important, it’s a big breadbasket. And we have got a number of big customers who are headquartered there and we want to make sure we’ve got the right position there. China had 25 percent growth, that’s greater China, in the quarter. China is further down the track. They’ve got greater scale at this point in time than Brazil and is not only growing at a very fast rate but also delivering attractive profit.

Q:

Great. And then just two questions on the Nalco acquisition. I guess the first, in terms of your legacy water treatment platform, in terms of where the actual chemicals or chemistry and manufacturing came from, was that outsourced or did you do that yourselves?

Answer:	We made it ourselves.

Q:	Okay, and then…

Answer:	…manufacturing water care products for 15 years.

Q:

Okay. And then with regard to the debt that you’re going to be putting in place, just in the off chance the U.S. government doesn’t seem to get its house in order in time, have you locked in the rates in terms of where you might be exposed?

Answer:	Yeah, we have not yet locked in the interest rates.

Q:	Okay, great. Thanks for the color.

Operator:	Our next question comes from Bob Koort with Goldman Sachs, your line is open.

Q:

Afternoon, this is actually Brian McGuire on for Bob today. Just wanted to go back to the raw material issue. I think you said on the fourth quarter call that you’re expecting about a 10 cent hit to EPS for the full year and then last quarter you updated that to about 20 cents            gone up a little bit more since then, so I was just curious if you could update us on that expectation now and then also the comment you made about it peaking in the second quarter, is that strictly from a year over year basis, the comps get easier or are you actually expecting some sequential drop in your raw material costs?

Answer:

Yeah, so you’re exactly right, we talked about a dime at first, it went to 20 cents. Our projection now is 22-23 cents. So, good thing is we’re not increasing by a dime anymore. The bad thing is it did increase a little bit. But it’s — we think that’s it. In terms of what our expectation is, we do not forecast, although others do, we do not forecast that pricing is going to abate. What we’re talking about is our base, it’s easier because last year, the raw run up really started in the second half of last year and so as a result we’re starting to go against easier comps if you look at raw material versus raw material prices. But we are not forecasting that raw material prices come down. If they do, it will be a benefit.

Q:

Got it. And then just on the price mix composition of sales growth, it’s still only up 1 percent despite a couple of quarters into the raw material situation now and trying to pass those one, is mix holding you back there? Is mix adding or subtracting from that or are they just that though to get pricing still?

Answer:

No, you know, it’s building so some of this is the unhappiness of rounding. You know, we were shy of a point in the first quarter, a little north of a point in the second, we’re going to be brutally tracking through 1.5 point in the third and probably expect 2 percent in the fourth.

Q:

Okay, great. And did I hear you right that the food service foot traffic sounds like it was a little bit weaker. I think on last quarter’s call you maybe said you were seeing some stabilization there down less than 1 percent year over year, has it taken another leg lower recently or is it just kind of continued off a little bit lower base?

Answer:

Yeah, I would say it’s — I think we predicted it’d be down one, I think for the quarter it was down two. So, we’re not using, I mean in spite of that I would say there’s been clear acceleration in institutional North America grew at 4 percent in the quarter up from three in the first quarter, so they continue to gain very solid top line traction in what I would call a not great market situation and they’re doing it the old fashioned way. We sell more restaurants now. And that’s the way that they’re growing the business which means we continue to grow share and when you do see the market firmly bottom and start bouncing back, it’s only going to be beneficial.

Q:	Okay. And then just last question, could you just give a quick update on how the rollout of Apex in Europe is going?

Answer:	Yeah, Apex in Europe hasn’t been fully launched. It’s planned for test markets in the second half of this year and more likely going to have real impact next year.

Q:	Okay. Thanks a lot guys.

Operator:	Our next question comes from Laurence Alexander with Jefferies, your line is open.

Q:	Good afternoon. I guess first question, how much of an FX tailwind are you assuming in the back half of the year?

Answer:	For the second half, I guess we got a nickel.

Q:

Okay. And secondly, as you look at both the Nalco business and your own business, but particularly in Europe, is there anything you can do to reduce the tradeoff between growth investments and margins? I mean, Nalco has had this issue where to accelerate their top line growth, they’ve had to suppress their margins for a couple of years. In Europe, in the past has been described as having a similar dynamic. Is there anything you can do to change that over the next four or five years?

Answer:

Yeah, I think the answer is yes for a couple of reasons. One, they have made real outsize investments on their P&L over the last three years. When the current team lead by Erik took over, they were way underspent in R&D up to by nearly 100 percent. They added significantly to sales force during that period of time and I think felt they were in catch-up mode making these types of maneuvers. I think they were in a much more fully balanced investment standpoint now than they were say a couple of years ago. What the combination is going to do, clearly, is lower G&A overheads and costs, lower cost of product, so you’re going to get cheaper product and open up further innovation opportunities for both sets of businesses. And we know those have — will enhance the profitability of the business and frankly allow on continued investment without the type of margin compression that you’ve been seeing I think principally on the Nalco side. I would say what we have seen in our business over the last seven, ten years is we have steadily increased our investment in our business while also increasing the OI(?) margin or the output of the business. And that is just getting into the right rhythm and I think they made a big step upping the investments they just did in R&D and sales teams so that they’re at a more natural point at this point in time, but there are clear synergies that are going to drive lower cost for both these businesses.

Q:	And then lastly, are there any of Nalco’s process chemicals such as the dispersants that might be considered non-core and — or do you want to keep the entire portfolio?

Answer:	Yeah, I would say broadly our view of Nalco is we very much appreciate what they do. They’re portfolio of businesses and products.

Q:	Thank you.

Operator:	Our next question comes from David Begleiter with Deutsche Bank, your line is open.

Q:	In U.S. institutional with sales up 3 or 4 percent in the first half, did you gain share and do you expect to gain any share in the back half of the year as that business picks up?

Answer:

Yeah, Dave, Doug, I would say, look, there are fewer units, there are fewer restaurants and traffic is down in that industry and so we know that we are clearly outpacing market growth in that business. We do prosaic things like count the number of restaurants that we sell and all the rest of it and how many products we sell to each restaurant and we’re making progress on those fronts. That’s how we’re growing the business.

Q:

And just lastly, I know other services, I know you’re investing for pest(?), but should we expect similar margins in the back half of the year in that segment versus the first half of the year, i.e., around 13.5 percent or should it be a little bit higher?

Answer:

Yeah, I think margins in the back half, you know, GCS is going to be a contributor in the back half and pest is going to be modestly better, so the sector will be improving in the back half versus the first half.

Q:	Thank you very much.

Operator:	And the next question comes from Rose Morbelli with Gabelli and Company. Your line is open.

Q:

Thanks for taking my question. Doug, if my memory serves me right, you have talked during the road show about the fact that you believe that your sales force was better than Nalco’s and, on the other hand, that Nalco’s purchasing model was better than yours. Could you give us a better feel as to what the differences are in the purchasing as opposed to just skill? Are they doing something else differently?

Answer:

I guess, Rosemarie, I guess what I believe I said and so was on — that I think what I said about corporate accounts, I think Nalco has recently made very smart investments in corporate accounts. But it’s a more recent part of Nalco’s, if you will, organization construct. We have had a corporate accounts organization for decades and so we have just a longer history, we equip our corporate account organizations with finance teams to make sure that they have the right information to go out and drive mix profitability, do the right thing on contracts, etcetera. So what I was talking about is in that specific area — and we’re talking about a combined team of 300 — so just for perspective, in that area I think both of us see that some of the methodology that we have learned over the years would be advantageous. And I was just trying to say there’s also plenty that we will learn and leverage from Nalco, too. So this is not talking about the field sales and service team. I mean, their field sales and service team in the water area is the best in the world. So we do not have a field sales and service team equipped with the breadth that they do across all the geographies to compete with them. So that is a huge asset that we would be gaining. In terms of other opportunities, I said I think they are — we estimate that they are better industrial supply chain guys, that they’ve got a better industrial supply chain model that’s going to bring us real benefit. And the reason for that is it’s what they 100 percent of the time. What we do is we’ve got big institutional plants with industrial sections, if you will, as a build-out as part of these facilities. And so you just haven’t — you haven’t built it in the same way from a process standpoint. So I imagine some of our industrial volume will be moving to them, i. e., F&B textile, because they’re excellent at mini-bulk, at bulk, at tanker-type deliveries which is really what that business is all about. So we see that we will probably pick up synergies that we haven’t calculated yet in that area. That’s what I was saying.

Q:

Okay. Now, that is very helpful. I appreciate it. I was wondering about a couple of trends. First of all, on the textile side, do you see a trend towards from your hotel customers, for example, going to independent commercial laundries and are you in that particular market? And the other trend would be on pest. Is it an issue that you may overpriced versus your competition and customers do not see, necessarily, the benefit you bring?

Answer:

So first textile. Yeah, there’s been a move, I think, over a long period of time to outsource. So those really what we call OPLs, on-premise laundries, many continue to do it and will do it for a long time. But there have been those who have been faced with capital equipment decision points, i. e., their old equipment is shot and they need to buy new stuff, they will decide instead to outsource. Yeah, that’s what our textile care business does is it takes care of the large commercial laundries, and institutional we have on-premise laundry capabilities, so we basically, whatever the trade is, we end up having a fairly significant share of both sides of that business.

Q:	Okay. And on the test side?

Answer:

Yeah, I would say, I mean, in short, look, if you don’t have a business growing, you’ve either got a product problem, a message problem, or a delivery problem. And we end up, then, we run a lot of these businesses. I would say test has not been shrinking. It’s just not growing like it needs to do. And so we recognize we’re going to have to enhance our product and how we talk about it. And if we don’t, we can’t expect different results. And that’s exactly what we’re working on doing.

Q:	Okay. Thanks a lot.

Operator:	Our next question comes from John Roberts with Buckingham Research. Your line is open.

Q:

Thank you. On slide 11 where it has the cost synergies as 34 million pre-tax, and that’s about 23 million after tax, that would be only 15 percent of the 150 million target. And then on slide 12 you talk about 23 percent instead of 15 percent. Am I doing the math wrong here maybe?

Answer:

John, I’d like to clarify. So there’s clearly a typo on slide 12 which I was going to handle at the end of the meeting. It says 150 million after tax. Is should be really 150 million pre-tax which is consistent with all of our communications so far. There’s a typo on the slide.

Q:	Okay. And did you say somewhere earlier instead of 23 percent that you might get a third in the first year? Or 23 percent has been the number all along?

Answer:

No, what I did — you know, obviously this is all early, so I clearly didn’t say anything like that. However, what we have said is we’ll be all over integration planning and work and we’ll see and continue to update.

Answer:

Yeah. And just to build on that, what we’ve communicated is the 150 million is our commitment right now. We have a clear vision of the 150. We believe it is probably on the conservative side, but until we have firm numbers to back up a better number or a different number, which we would expect to be larger, not smaller, 150 is the number that we want to commit to.

Q:	Thank you.

Operator:	Our next question comes from Mark Gulley with Ticonderoga Securities. Your line is open.

Q:	Hey, Doug, two kind of higher-level questions, if I may. The first is would you acknowledge that growing 8 percent per year on a consistent basis for a company of your type, you know, sort of a growth industrial, that is a pretty highly-ambitious goal given the other kind of companies that we cover?

Answer:

Yeah, I would say, you know, we’ve always had ambitious goals and we’ve typically either met them or come darn close to meeting them. And, Mark, when you look at — we like our markets that we’re in today. We think they’re attractive long-term growth markets. And I think we’ve proven over time that we can grow in these businesses. I would say when we looked at Nalco’s markets and really dug in, we would see on average they are faster growth markets than our market. And so we believe the addition of this is accretive to growth, not dilutive to growth. Plus we unlock potential in those markets, uniquely through the combination, i. e., the circle, the customer who we talked about, i. e., that you can go leverage relationships that we have, and also tie, if you will, kind of clearing the stuff in the way of the Nalco team today, too much debt, right? All of us have probably higher G&A cost than we wish we did which you lay around the business, and we get product supply synergies so we’re going to get lower cost of goods. All of these things help drive growth, not just bottom line, but top line to think we’re in a position to be more competitive. So it’s for all those reasons.

Q:

And my second question is this, Doug. You gave a great recap of the transaction in your prepared remarks after the quarter review. I’m going to ask you to pick one, but just one misconception of this transaction after you and the team have been on the road here for several days.

Answer:

Well, to boil it down I guess there is conversation about I think that Nalco’s model, the inconsistency people started laying onto that business is overblown — not that is hasn’t been inconsistent to some degree — but I even think when you look at what Erik and that team have done, I mean, he ran that business in ‘08, ‘09 and ‘10, which are challenging years. He had to significantly up investments during that period of time to continue to beat. So as a result — and I would say leverage exacerbates those results because it forces it all on a much lower part of your enterprise value. And so when we look at that and get into the detail, we would say their markets are widely or somewhat more cyclical, but the raw materials aren’t. The percentage of raw(?) is to, in total enterprise, is about the same as our 24 percent versus 21 percent. And a basket(?) of raws operates and reacts differently than ours but sometimes it goes up at a lower rate and sometimes it goes up at a higher rate. But it is not more volatile. In their fundamental business, it’s the same model as ours. And so the predictability, once you get transparency inside and outside, we think it’s going to improve significantly which will modulate greatly, the consistencies. So we believe — I just think there’s a legitimate question there. I just think it is overblown based on what we understand. But really the proof is going to be in the delivery and we’re quite confident that we can run that business collectively together in a way that shows much better consistencies than people expect.

Q:	Thanks, Doug.

Operator:	Our next question comes from Andrew Whitman with Beard. Your line is open.

Q:

Hi, there. I just wanted to dig in a little bit on the Europe institutional. I think I heard you say that it was flat in the prepared remarks. Is that as a result of just the tough operating climate there or is that maybe partially as a result of all the changes that you’re making?

Answer:	Yeah, I think institutional in Europe increased modestly. I mean, I think it was up a point.

But I would say, yeah, the operating conditions in Europe, particularly in institutional aren’t ideal. But that’s also business that I would say we have significantly strengthened the management team. You know, they’ve been in place less than a year, are starting to get after and drive. As a result, I would say it’s much more market and just building momentum. By and large our field sales and service teams there are not involved in any significant way around the renaissance program because we’ve worked very hard to make sure that we protect our sales and service folks from noise.

Q:

And then just quickly for Steve, on the incremental 211 million of amortization that looks like you’re forecasting right now in conjunction with the deal, can you just give us a bit of a sense about what that amortization period looks like, maybe an average life or it’s not going to fall off sharply, is it going to be down 50 percent in ‘13 or can you just give us some idea of how that might flow through in the out years?

Answer:

Yeah, I think the kind of like the overall average is more than 10 years. It’s probably like 14 years. The customer list in and of themselves are a 15-year life which really kind of speaks to that recurring nature and very low turnover of their customer set which is part of the value in the business. You know, very similar to ours in that sense in that they have very strong deep long-term customer relationships.

Q:

Okay. So then the read into that is on a go-forward basis after the deal is closed, there’s going to be a much larger non-cash portion to your earnings than there has been historically. Is that a fair characterization?

Answer:	Yeah, absolutely. That’s why we were trying to speak to cash EPS because next year should be like 20 percent accretive to Ecolab’s cash EPS which is really all that amortization cost.

Q:	Okay. I’ll leave it there, thank you very much.

Answer:	You bet.

Operator:	Our next question comes from P.J. Juvekar with Citi. Your line is open.

Q:

Yes. Hi, Doug. You know, give that the recovery has been choppy so far in this last couple of years. Are you adding more sales people this year and how does that hiring decision change in light of the proposed Nalco merger?

Answer:

Yeah, I know, P.J., we added 200 sales folks in Q2, so we are adding. I would say I agree with your assessment that overall economic recovery has been choppy. I would say our overall organic sales growth has been fairly steady and so we are continuing to make sure that we are making investments we need to fuel that. What was the impact from Nalco? We really see — look, you know, the combined business, you know, Nalco announced, pre-announced their second quarter. I think their formal call was next week, in their pre-announcement they talk about second quarter growth of 16 percent and I think it was 11, 12 percent excluding FX. And it also excludes I think disbursement from last year. But their business is growing quite rapidly. Our business is also accelerating. We don’t expect or see that we’re going to have what I will call a huge excess capacity in sales and service. And if we have any, we would not by any means plan to reduce it. We would rather just grow into it because of the time and effort it takes to hire and train sales and service people which is why we’ve been clear to say we see most synergies in that area. In our combined revenue right now when you add it in double-digit and given the base it’s 1 billion a year, you’re going to be sucking up any kind of sales and service excess capacity in a very short period of time.

Q:

Again, one quick question for Steve. Steve, I’m looking at combined capex on the slide of 650 to 700 million. It seems like almost 150 million higher than each company’s capex added together. So what’s causing that? Is there a need to invest in Nalco assets?

Answer:

No, I think, yeah, I think, P.J., you might be looking at a number that excludes software, so Ecolab in and of itself, if you’re including software additions is somewhere — should approach around 400 million, even in the current year. So then another 250 for Nalco and theirs is closer to about 200. It’s still about 5 percent, a little bit more than 5 percent of sales, so it’s really a number that’s very consistent with history. Does that help?

Q:	Yes. Thank you.

Answer:	The capital addition number without software.

Q:	Okay. Thank you.

Answer:	You bet.

Operator:	Our final question today comes from Bob with BroadArch(?) Capital. Your line is open.

Q:

Thank you. Just one quick question. When you look at the cash EPS of $3.60 on slide 10 — on slide 12, I’m sorry — and then you look at the $150 million pre-tax now that you’ve corrected that, how much is in the 3.60 of the $150? In other words, if the cash EPS next year is $3.60/$3.70, how much is included? Is any of the $150 in that number or is none of that in that number?

Answer:	Yeah, it’s the number on the previous slide, so it’s the 8 cents a share coming from cost synergies and the rest is basically the amortization.

Q:	Okay. And then the second question is by the end of — this is clarification — by the end of 2013 we should see all the synergies in the numbers, is that correct?

Answer:	Yeah. And then it will be 34 cents.

Q:	Okay. That’s it. Thank you.

Answer:	You bet.

Doug:

All right, if there’s no further questions, we thank everyone for their participation today. The slides will be up on our website and if you have any other further questions, please give us a call. Otherwise, have a terrific rest of the day. Thank you very much.

Operator:	This concludes today’s conference. You may disconnect at this time.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Ecolab and Nalco that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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